UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

March 16, 2023

Date of Report (Date of earliest event reported)

JATT Acquisition Corp

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40598	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

PO Box 309, Ugland House Grand Cayman, Cayman Islands	E9 KY1-1104
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +44 7706 732212

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	JATT	The New York Stock Exchange
Warrants	JATT WS	The New York Stock Exchange
Units	JATT U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders

On March 16, 2023, JATT Acquisition Corp, a Cayman Islands exempted company (the “Company”), held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) in connection with the proposed business combination (the “Business Combination”) contemplated by that certain Business Combination Agreement, dated as of June 16, 2022, as amended on September 20, 2022, November 14, 2022 and January 13, 2023, by and among the Company, JATT Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of the Company, JATT Merger Sub 2, a Cayman Islands exempted company and wholly owned subsidiary of the Company, Zura Bio Holdings Ltd, a Cayman Islands exempted company and Zura Bio Limited, a limited company incorporated under the laws of England and Wales (“Zura”), to consummate a business combination (collectively, the “Business Combination”), as described in the definitive proxy statement/prospectus filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 1, 2023 (the “Proxy Statement”).

Present at the Extraordinary General Meeting were holders of 4,907,863 of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”), in person or by proxy, representing 95.5% of the voting power of the Company’s Ordinary Shares issued and outstanding as of February 16, 2023, the record date for the Extraordinary General Meeting (the “Record Date”), and constituting a quorum for the transaction of business. As of the Record Date, there were 5,138,978 Ordinary Shares issued and outstanding.

At the Extraordinary General Meeting, the Company’s shareholders approved each of the Business Combination Proposal, the Binding Organizational Documents Proposals, the Advisory Governance Proposals, the Director Appointment Proposal, the Equity Plan Proposal, the NYSE Proposal, and the ESPP Proposal, in each case as defined and described in greater detail in the Proxy Statement. The Adjournment Proposal, as defined and described in greater detail in the Proxy Statement, was not presented to the Company’s shareholders as the Business Combination Proposal, the Binding Organizational Documents Proposals, the Advisory Governance Proposals, the Director Appointment Proposal, the Equity Plan Proposal, the NYSE Proposal, and the ESPP Proposal each received a sufficient number of votes for approval.

Set forth below are the final voting results for the Business Combination Proposal, the Binding Organizational Documents Proposals, the Advisory Governance Proposals, the Director Appointment Proposal, the Equity Plan Proposal, the NYSE Proposal and the ESPP Proposal:

The Business Combination Proposal

A proposal to approve and adopt the Business Combination Agreement. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

The Binding Organizational Documents Proposals

Binding Organizational Documents Proposal A: A proposal to approve the change in authorized share capital of the Company to $30,100 divided into 300,000,000 Class A ordinary shares, no Class B ordinary shares, and 1,000,000 preference shares. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

 Binding Organizational Documents Proposal B: A proposal to change the post-Business Combination corporate name from “JATT Acquisition Corp” to “Zura Bio Limited,” to make the post-Business Combination company’s corporate existence perpetual and to eliminate provisions specific to its status as a blank check company. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

Binding Organizational Documents Proposal C: A proposal to adopt the second amended and restated memorandum and articles of association of the Company. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

The Advisory Governance Proposals

The proposals to approve, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, which were presented separately as four sub-proposals. The voting results of the Ordinary Shares on each of the sub-proposals were as follows:

Advisory Governance Proposal A: A proposal to provide that subject to the rights of any holders of preferred shares to appoint directors, the number of directors that shall constitute the board shall be as determined from time to time exclusively by the Company board. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

Advisory Governance Proposal B: A proposal to require the removal of any director for cause or by the affirmative vote of at least two-thirds (662∕3%) of the voting power of all then-outstanding shares of the Company entitled to vote thereon, voting together as a single class. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions
4,359,773	548,090	0

Advisory Governance Proposal C: A proposal to provide that the alteration, amendment or repeal of the Proposed MAA will require the affirmative vote of the holders of at least two-thirds (662∕3%) of the voting power of the then-outstanding shares entitled to vote thereon, voting together as a single class. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

Advisory Governance Proposal D: A proposal to provide that shareholders will not be permitted to act by written resolution in lieu of holding a meeting of shareholders; and to eliminate provisions specific to its status as a blank check company. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions
4,359,773	548,090	0

The Director Appointment Proposal

A proposal to elect, effective as of the consummation of the Business Combination, of Someit Sidhu, Amit Munshi, Sandeep Kulkarni, Garry Neil, Steve Schoch, Jennifer Jarrett and Neil Graham as directors and to serve on the Company’s board until the expiration of their respective terms and until their respective successors are duly appointed and qualified.

Someit Sidhu

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

Amit Munshi

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

Sandeep Kulkarni

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

Garry Neil

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

Steve Schoch

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

Jennifer Jarrett

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

Neil Graham

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

The Equity Plan Proposal

The proposal to approve the Zura Bio Limited 2023 Equity Incentive Plan to be effective after the closing of the Business Combination. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

The NYSE Proposal

The proposal to approve, for purposes of complying with applicable listing rules of the New York Stock Exchange, the issuance of more than 20% of the issued and outstanding Ordinary Shares and the resulting change in control in connection with the Business Combination. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions
4,903,764	4,099	0

The ESPP Proposal

The proposal to approve the Zura Bio Limited 2023 Employee Share Purchase Plan to be effective after the closing of the Business Combination. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions
4,359,773	548,090	0

Item 7.01.	Regulation FD Disclosure.

On March 16, 2023, the Company issued a public release announcing the Company’s stockholders voted to approve the proposed Business Combination at the Extraordinary General Meeting. A copy of the press release is attached hereto as Exhibit 99.1.

The information set forth in this Item 7.01 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information for Shareholders - No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed Business Combination between JATT and Zura. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "potential," "continue," "strategy," "future," "opportunity," "would," "seem," "seek," "outlook" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Zura's and JATT's expectations with respect to anticipated financial impacts of the proposed Business Combination, the satisfaction of closing conditions to the proposed Business Combination, and the timing of the completion of the proposed Business Combination. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of JATT's Form 10-K and initial public offering prospectus, and its subsequent quarterly reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form S-4 and other documents filed by JATT from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Many of these factors are outside Zura's and JATT's control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against JATT or Zura following the announcement of the proposed Business Combination; (2) the inability to complete the proposed Business Combination; (3) the risk that the proposed Business Combination may not be completed by JATT's Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by JATT; (4) the failure to satisfy the conditions to the consummation of the proposed Business Combination: (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed Business Combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination agreement; (7) volatility in the price of JATT's or the combined company’s securities; (8) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (9) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed Business Combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Zura operates; (14) the impact of the global COVID-19 pandemic; (15) the potential inability of the combined company to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (16) the enforceability of Zura's intellectual property rights, including licensed patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (17) other risks and uncertainties described in JATT's Annual Report, its initial public offering prospectus, and its subsequent Quarterly Reports on Form 10-Q and to be described in the Form S-4 and other documents to be filed by JATT from time to time with the SEC. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Zura and JATT caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Zura nor JATT gives any assurance that Zura or JATT will achieve its expectations. None of Zura or JATT undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release dated March 16, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2023

JATT ACQUISITION CORP

By:	/s/ Verender S. Badial
Verender S. Badial
Chief Financial Officer